____________________________________________________________________________________________________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________________________________________________________________________________________________
FORM 6-K

____________________________________________________________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of August 2020
Commission File Number: 001-35052

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Adecoagro S.A.
(Translation of registrant’s name into English)

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Vertigo Naos Building 6,
Rue Eugene Ruppert,
L-2453, Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐            No   ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐            No   ☒
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes  ☐            No   ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

____________________________________________________________________________________________________________

ANNOUNCEMENT OF RESULTS OF OPERATIONS FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2020.

On August 13, 2020, the registrant issued a press release pertaining to its results of operations for the six month period ended June 30, 2020 (the “Release”). Registrant hereby furnishes the attached copy of the Release to the Securities and Exchange Commission. The financial and operational information contained in the Release is based on audited consolidated financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby including cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) the length and severity of the novel coronavirus (COVID_19) outbreak; (iv) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (v) the implementation of the registrant’s business strategy; (vi) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vii) the implementation of the registrant’s financing strategy and capital expenditure plan; (viii) the maintenance of the registrant’s relationships with customers; (ix) the competitive nature of the industries in which the registrant operates; (x) the cost and availability of financing; (xi) future demand for the commodities the registrant produces; (xii) international prices for commodities; (xiii) the condition of the registrant’s land holdings; (xiv) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xv) the performance of the South American and world economies; and (xvi) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By /s/ Carlos A. Boero Hughes

Name: Carlos A. Boero Hughes

Title: Chief Financial Officer and Chief Accounting Officer

Date: August 13, 2020

	Adecoagro´s Adjusted Net Income reached $18.2 million during 2Q20, $17.3 million higher year-over-year.

2Q20 Earning Release Conference Call

English Conference Call	Luxembourg, August 13, 2020 - Adecoagro S.A. (NYSE: AGRO, Bloomberg: AGRO US, Reuters: AGRO.K), a leading agro-industrial company in South America, announced today its results for the second quarter ended June 30, 2020. The financial information contained in this press release is based on unaudited condensed consolidated interim financial statements presented in US dollars and prepared in accordance with International Financial Reporting Standards (IFRS) except for Non - IFRS measures. Please refer to page 34 for a definition and reconciliation to IFRS of the Non - IFRS measures used in this earnings release.
August 14, 2020
9 a.m. (US EST)
10 a.m. (Buenos Aires and Sao Paulo time)
3 p.m. (Luxembourg)

Tel: +1 (412) 317-6366	Highlights

Participants calling from other countries outside the US	Financial & Operating Performance
	$ thousands	2Q20	2Q19%		6M20	6M19%
Tel: +1 (844) 435-0324	Gross Sales	185,208	219,974	(15.8)%	342,272	382,072	(10.4)%
Participants calling from the US	Net Sales (1)	181,033	209,875	(13.7)%	332,515	363,641	(8.6)%
	Adjusted EBITDA (2)
Investor Relations	Farming & Land Transformation	40,175	10,468	283.8%	64,855	42,410	52.9%
Charlie Boero Hughes	Sugar, Ethanol & Energy	45,397	81,601	(44.4)%	86,314	112,798	(23.5)%
CFO	Corporate Expenses	(4,327)	(5,081)	(14.8)%	(8,857)	(9,919)	(10.7)%
Juan Ignacio Galleano	Total Adjusted EBITDA	81,245	86,988	(6.6)%	142,312	145,289	(2.0)%
IR Manager	Adjusted EBITDA Margin (2)	44.9%	41.4%	8.3%	42.8%	40.0%	7.1%
	Net Income	(12,044)	23,262	(151.8)%	(66,505)	21,027	(416.3)%
	Adjusted Net Income(4)	18,188	886	1,952.8%	62,119	15,348	304.7%
Email	Farming Planted Area (Hectares)	238,494	226,410	5.3%	238,494	226,410	5.3%
ir@adecoagro.com	Sugarcane Plantation Area (Hectares)	172,452	163,391	5.5%	172,452	163,391	5.5%

• Adjusted EBITDA(3) in the Farming & Land Transformation business in 2Q20 was $40.2 million, $29.7 million higher than in 2Q19. Results include a gain of $10.1 million derived from the sale of a farm in Argentina.

Website:
www.adecoagro.com
	• Adjusted EBITDA margin year-over-year increased by 8.3% and 7.1% in 2Q20 and 6M20, respectively.

(1) Net Sales are equal to Gross Sales minus sales taxes related to sugar, ethanol and energy.
(2) Please see “Reconciliation of Non-IFRS measures” starting on page 34 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/(Loss). Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation of PP&E, and amortization of intangible assets plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBIT is defined as consolidated profit from operations before financing and taxation plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.
(3) Adjusted EBITDA margin excluding third party commercialization activities is defined as the consolidated Adjusted EBITDA net of the Adjusted EBITDA generated by the commercialization of third party sugar, grains and energy, divided by consolidated gross sales net of those generated by the commercialization of third party sugar, grains and energy. We net third party commercialization results to highlight the margin generated by our own production.
(4) Please see “Reconciliation of Non-IFRS measures” starting on page 34 for a reconciliation of Adjusted Net Income. We define Adjusted Net Income as (i) Profit/(Loss) of the period year, plus (ii) any non cash finance costs resulting from foreign exchange losses for such period, which breakdown composed both Exchange Differences and Cash Flow Hedge Transfer from Equity, net of the related income tax effects plus (iii) gains or losses from disposals of non controlling interests in subsidiaries whose main underlying asset is farmland, which are relieved in our Shareholders Equity under the line item. "Reserve from the sale of non-controlling interests in subsidiaries plus (iv) the reversal of the aforementioned income tax effect, plus (v) the inflation accounting effects, plus (vi) the revaluation results from the hectares hold as investment property.

Financial & Operational Performance Highlights

◦During 2Q20 we have been able to continue operating our business on a regular basis in spite of the pandemic that spread through the region. Given the general slowdown of the economies and the decrease in prices, we have taken several strategic measures to mitigate the impact. We reassessed our cost structure, reduced SG&A expenses, put on hold uncommitted capital expenditures and raised short-term credit lines to strengthen our cash position, as part of an integral risk management program that includes a $100 million loan agreement with IFC (please refer to the Strategy Execution section on page 4).

◦In the Sugar & Ethanol industry, ethanol experienced a decrease in price and demand mainly explained by (i) the fall in international oil prices which translated into a drop in the price of ethanol and (ii) the reduction of circulation of people in Brazil as a protective measure in response to Covid-19, leading to a natural decline in the demand for fuels and biofuels. The impact of these factors caused the ethanol industry to experience a challenging second quarter, and led us to reassess our strategy to adjust to the new scenario. Indeed, we diverted 54% of TRS production to sugar (compared with 25% during 2Q19), continuing with our strategy of maximizing the product with the highest marginal contribution; we implemented a cost reduction plan which included the temporary suspension of employees contemplated in MP 936/20; and we reduced our crushing by 1.1 million tons compared to 2Q19, which we expect to recover during the second semester. Indeed, during July we reached a record high of 1.7 million tons of sugarcane crushed as well as an all time record production of sugar. This improvement in our operations, coupled with a positive outlook in terms of productivity, will allow us to take advantage of the recovery in ethanol's fundamentals, as seen in an 11% month-over-month increase in demand and only a 9% year-over-year decrease, as reported by UNICA.

◦Adjusted EBITDA in our Sugar, Ethanol & Energy business reached $45.4 million in 2Q20, 44.4%, or $36.2 million lower compared to the same period of last year. This decrease is mainly explained by a 46.3% reduction in net sales driven by the lower average prices of sugar, ethanol and energy measured in U.S. dollars and the lower volumes of ethanol and energy sold. This decrease was partially offset by the higher volume of sugar sold, the lower cost of production and SG&A expenses, driven by the combined effect of our cost reduction plan, enhanced agricultural and industrial efficiencies, and the depreciation of the Brazilian Real that further contributed to reduce costs measured in U.S dollar.

◦Adjusted EBITDA for the Farming and Land Transformation businesses reached $40.2 million in 2Q20, $29.7 million or four times higher year-over-year. The increase is attributable to the $10.1 million gain derived from the sale of a 811 hectare farm in Argentina, in addition to the improved performance of every segment in the Farming business as our competitive advantages placed us in a solid position to promptly adapt to the current scenario and capitalize on the increased demand for most food products.

Adjusted EBITDA in the Crops business registered an increase of $14.0 million compared to 2Q19. Results were mostly driven by (i) a year-over-year increase in harvested area, led by 22 thousand hectares more corn generating a $4 million gain in Changes in Fair Value, and (ii) higher average prices despite the impact of the pandemic, as we leveraged on our structure to increase the participation of higher-value crops such as peanut and sunflower, which fit in with our traditional crops and enhance the profitability of the rotation. We have recently invested in a second blanching line in our peanut facility to be able to increase peanuts in the rotation.

The Rice business reported a $5.2 million increase in Adjusted EBITDA, mostly driven by an increase in demand both in the domestic and export market as countries built buffer stocks and increased their food consumption in response to the pandemic. This, in addition to the higher prices observed in the export market and the increase in the sales mix of higher margin products such as parboiled rice.

◦Net Income in 2Q20 resulted in a loss of $12.1 million, compared to a gain of $23.3 million recorded during the same period of last year. The $35.3 million decrease is primarily explained by the non-cash loss derived from the revaluation of our U.S. dollar denominated financial debt, measured in local currency.

◦Adjusted Net Income by definition excludes, (i) any non-cash result derived from bilateral exchange variations, (ii) any revaluation result from the hectares held as investment property, (iii) any inflation accounting result; and includes (iv) any gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland (the latter is already included in Adj. EBITDA). We believe Adjusted Net Income is a more appropriate metric to reflect the Company´s performance. Adjusted Net Income in 2Q20 reached $18.2 million, $17.3 million higher compared to 2Q19, mainly explained by $42.0 million higher FX loss quarter-over-quarter and the sale of a farm in 2Q20.

Adjusted Net Income
$ thousands	2Q20	2Q19	Chg %	6M20	6M19	Chg %
Net Income	(12,064)	23,262	(151.9)%	(66,505)	21,027	n.a
Foreign exchange losses, net	34,742	(7,299)	(576.0)%	136,359	12,897	957.3%
Cash flow hedge - transfer from equity	(63)	4,380	n.a	11,108	11,981	(7.3)%
Inflation Accounting Effects	(11,211)	(24,230)	(53.7)%	(25,676)	(42,016)	(38.9)%
Revaluation Result - Investment Property	(1,224)	4,773	(125.6)%	(1,175)	3,437	(134.2)%
Revaluation surplus of farmland sold	8,008	—	n.a.	8,008	8,022	(0.2)%
Adjusted Net Income	18,188	886	1,952.8%	62,119	15,348	304.7%
(1) Please see “Reconciliation of Non-IFRS measures” starting on page 34 for a reconciliation of Adjusted Net Income.

Strategy Execution

Farmland sale at premium to independent appraisal

◦In June 2020, we completed the sale of a plot of 811.7 hectares in the Province of Santa Fe, Argentina, for a selling price of $12.1 million, a 21.3% premium to the latest Cushman and Wakefield´s independent appraisal dated September 30, 2019.

◦The transaction generated an EBITDA of $10.1 million of which $2.1 million represented a gain before tax included in the line item “Other operating income” and $8.0 million as a reclassification of Revaluation Surplus to Retained Earnings Before Income Tax, reflected in the Statements of Changes in Shareholders Equity.

$100 million loan granted by multilateral institution

◦Not only from an operational point of view did we adapt our strategy in response to the pandemic. We also worked on continue improving our capital structure and liquidity position in light of such an uncertain economic scenario. We began the year with a cash position of $290 million and throughout the first half of the year we reassessed our cost structure, put on hold uncommitted capital expenditures and raised short-term credit lines as a precautionary measure to strengthen our cash position and to secure our financial obligations and working capital needs.

◦In June 2020 as part of an integral risk management strategy, we entered into a $100 million loan agreement with the International Finance Corporation (IFC), member of the World Bank Group, to support our Argentine operations. Securing a $100 million loan facility is a major achievement given the current global economic situation, and is only possible because of our hard work, solid reputation and the trust worthy stable outlook of our business. This also validates our strong commitment to environmental sustainability. The financing package includes a $17.8 million IFC Green Loan tranche, which is aligned with the Green Loan Principles of the Loan Market Association, and represents the first IFC Green Loan in the real economy in Argentina and in the dairy and animal protein sector globally. The loan's tenor is eight years, including a two-year grace period, and it will enable us to extend the average life of our debt to over six years.

Pioneers in carbon credit commercialization

◦In June 2020 we officially became the first company to commercialize carbon credits (CBio) under the RenovaBio program, marking a milestone in Brazil's biofuel policy. We are proud to have kickstarted Brazil's CBio trade through the sale of 100 carbon credits at a price of R$50/CBio (~USD 10/CBio). Being environmentally responsible is central to what we do. RenovaBio is fully aligned with our values of sustainability, efficiency and innovation, and we remain fully committed to continue working towards achieving greener operations and further improving our mills' score, which already positioned us in the top 10%.

◦RenovaBio is a program designed by the Brazilian government to cut carbon emission in the country by establishing a mechanism that taxes fossil fuel consumption while subsidizing the production of renewable energy. Under this program, a carbon credit market is established in which sellers of fossil fuels have to acquire a mandatory quota of CBios, which is defined based on the amount of non-renewable fuels sold by them in the prior year. The issuers of CBios are biofuel producers whose mills have been certified and awarded a score based on how “green” their mill operation is. CBios are financial instruments traded on Brazil’s B3 platform, with prices based on the supply of and demand for those credits. The RenovaBio program was officially launched on December 24th, 2019. The official trading of CBios in the Brazilian stock exchange started on April 27th, 2020 and the first sale of CBios took place on June 12th, 2020.

Operational Performance
2019/20 Harvest Year

Farming Production Data
Planting & Production	Planted Area (hectares)			2019/20 Harvested Area			Yields (Tons per hectare)
	2019/20	2018/19	Chg %	Hectares	% Harvested	Production	2019/20	2018/19	Chg %
Soybean	47,530	47,690	(0.3)%	47,011	98.9%	128,361	2.7	3.5	(22.9)%
Soybean 2nd Crop	27,169	25,620	6.0%	27,169	100.0%	52,717	1.9	1.4	35.7%
Corn (1)	53,914	43,396	24.2%	42,129	78.1%	268,749	6.4	8.1	(20.8)%
Corn 2nd Crop	7,319	4,458	64.2%	5,313	72.6%	32,839	6.2	—	n.a
Wheat (2)	32,925	40,210	(18.1)%	32,799	99.6%	104,236	3.2	2.9	11.4%
Sunflower	6,818	3,825	78.2%	6,818	100.0%	12,652	1.9	1.6	19.0%
Cotton	4,461	5,316	(16.1)%	1,383	31.0%	328	0.2	—	n.a
Peanut	16,814	15,479	8.6%	16,814	100.0%	55,667	3.3	3.2	4.1%
Total Crops	196,950	185,993	5.9%	179,436	91.1%	655,549
Rice	41,544	40,417	2.8%	41,544	100.0%	278,348	6.7	6.1	10.3%
Total Farming	238,494	226,410	5.3%	220,980	92.7%	933,897
Owned Croppable Area	106,513	107,681	(1.1)%
Leased Area	97,493	86,307	13.0%
Second Crop Area	34,488	32,422	6.4%
Total Farming Area	238,494	226,410	5.3%
	Milking Cows (Average Heads)			Milk Production (MM liters)(1)			Productivity (Liters per cow per day)
Dairy	2Q20	2Q19	Chg %	2Q20	2Q19	Chg %	2Q20	2Q19	Chg %
Milk Production	10,771	8,992	19.8%	34.4	28.6	20.5%	35.1	34.5	1.7%

(1) Includes chia.
(2) Includes barley.

As of July 23rd, 2020, 92.7% of our total planted area was successfully harvested. The remaining hectares are expected to be harvested by early August.

Crops Update

Soybean 1st crop: As of the end of July, we harvested 47,011 hectares of soybean crop, representing a 98.9% progress and totaling 128,361 tons of production. Average yields reached 2.7 tons per hectare, slightly below expectations in the Pampa region, due to lack of rains during the crop cycle.

Corn: 42,129 hectares of corn were harvested, representing 78.1% of total planted area. 21,950 hectares of early corn were fully harvested with average yields of 7.4 tons per hectare, in line with our expectations. As for late corn, 65.0% of total planted area has been harvested. Yields were affected by the lack of rains during this cycle, especially in the Pampas region, reaching an average of 5.2 tons per hectare.

Peanut: We completed the harvest of 16,814 hectares of peanuts with an average yield of 3.3 tons per hectare, 4.1% higher compared to the previous campaign. Quality conditions of the crop were optimal, leveraging the industrial process performance.

Wheat: We are concluding the planting of 39,000 hectares of wheat, which represents 45% more area than during the previous season. Planting conditions are currently optimal.

Farming & Land Transformation Financial Performance

Farming & Land transformation business - Financial highlights
$ thousands	2Q20	2Q19	Chg %	6M20	6M19	Chg %
Gross Sales
Farming	116,946	90,557	29.1%	209,160	162,620	28.6%
Total Sales	116,946	90,557	29.1%	209,160	162,620	28.6%
Adjusted EBITDA (1)
Farming	30,083	10,468	187.4%	54,763	33,034	65.8%
Land Transformation	10,092	—	n.a	10,092	9,376	7.6%
Total Adjusted EBITDA (1)	40,175	10,468	283.8%	64,855	42,410	52.9%
Adjusted EBIT (1)
Farming	25,313	6,262	304.2%	45,308	25,016	81.1%
Land Transformation	2,084	—	n.a	2,084	1,354	54.0%
Total Adjusted EBIT (1)	27,397	6,262	337.5%	47,392	26,370	79.7%
(1) Please see “Reconciliation of Non-IFRS measures” starting on page 34 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation and amortization plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBIT is defined as consolidated profit from operations before financing and taxation plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.
Adjusted EBITDA in the Farming and Land Transformation businesses reached $40.2 million in 2Q20, $29.7 million, or 283.8% higher year-over-year. The increase in financial performance is explained by the $10.1 million higher results derived from the sale of 811 hectares of Abolengo farm, as well as by the improved performance of all the Farming business which reached a consolidated Adjusted EBITDA of $30.1 million, 187.4% higher year-over-year.

The Crops business generated an Adjusted EBITDA of $17.0 million in 2Q20, $14.0 million higher compared to the same period of last year. This increase is mainly explained by (i) higher average prices driven by a greater participation of higher-value crops such as peanut and sunflower, (ii) a year-over-year increase in harvested area, in particular in the case of corn, which increased by 22 thousand hectares generating a $4 million gain in Changes in Fair Value (iii) an increase in the mark-to-market of our commodity hedge position, and (iii) cost dilution following the depreciation of the Argentine peso.

The Rice business generated and Adjusted EBITDA of $8.3 million in 2Q20, 167.8% or $5.2 million higher year-over-year driven by (i) an increase in sales generated both on the account of higher volumes and higher average prices, (ii) an increase in the mark-to-market of our biological asset and (iii) lower costs in dollar terms, as a result of the depreciation of the Argentine peso.

The Dairy business generated an Adjusted EBITDA of $5.0 million in 2Q20, mainly driven by (i) higher selling volumes on the account of an increased demand in the domestic market, and (ii) achieved efficiencies in our vertically integrated operations, including high productivity at the farm level and the flexibility of our industrial assets, which allowed us to benefit from the spike in demand.

Crops Segment

Crops - Highlights
	metric	2Q20	2Q19	Chg %	6M20	6M19	Chg %
Gross Sales	$ thousands	49,562	38,829	27.6%	85,542	72,946	17.3%
	tons	126,217	182,823	(31.0)%	347,057	369,160	(6.0)%
	$ per ton	392.7	212.4	84.9%	246.5	197.6	24.7%
Adjusted EBITDA	$ thousands	16,983	2,969	472.0%	23,301	8,435	176.2%
Adjusted EBIT	$ thousands	15,599	1,779	776.8%	20,660	6,292	228.4%
Planted Area	hectares	238,494	226,410	5.3%	238,494	226,410	5.3%

During 2Q20 the commodity market was negatively affected by the pandemic, both in terms of prices as well as demand. Indeed, commodities that maintain a correlation with oil and energy suffered the greatest drop in prices, as was the case with corn and soybean given their use in the production of biofuels. In terms of demand, safety purchases and stock rebuilding carried out by countries such as China, coupled with the fact that corn in the Southern hemisphere is not destined for ethanol production but rather for feed, partially offset the decline caused by Covid-19.

Sales in our Crops segment reached $49.6 million in 2Q20, 27.6% or $10.7 million higher year-over-year. This was explained by a 31.0% reduction in selling volumes caused by the pandemic, fully offset by 84.9% higher average prices. We were able to achieve this in spite of the macroeconomic context, as we continued with our strategy of increasing the share of higher value crops such as peanut and sunflower, whose prices increased more than 25% year-over-year. These crops are a good fit in our already functional crop rotation system and synergize well with our traditional crops.

Adjusted EBITDA in our Crops segment was $17.0 million in 2Q20, 472.0% or $14.0 million higher compared to the same period of last year. The increase is mainly derived from (i) 27.6% higher sales, (ii) an year-over-year increase in harvested area, in particular in the case of corn which presented a delta of 22 thousand hectares generating a $4 million gain in Changes in Fair Value, (iii) $4.1 million increase in the mark-to-market of our commodity hedge position, and (iii) the depreciation of the Argentine peso, which allowed a dilution of costs in U.S. dollars. These positive results were partially offset by higher selling expenses.

On a year-to-date basis, gross sales totaled $85.5 million and Adjusted EBITDA $23.3 million, 17.3% and 176.2% higher than the same period of last year, respectively.

Crops - Gross Sales Breakdown
	Amount ($ '000)			Volume			$ per unit
Crop	2Q20	2Q19	Chg %	2Q20	2Q19	Chg %	2Q20	2Q19	Chg %
Soybean	22,198	13,852	60.3%	95,840	58,447	64.0%	232	237	(2.3)%
Corn (1)	12,214	15,461	(21.0)%	85,375	104,659	(18.4)%	143	148	(3.2)%
Wheat (2)	1,050	1,976	(46.9)%	5,518	10,047	(45.1)%	190	197	(3.2)%
Sunflower	3,068	3,198	(4.1)%	3,412	4,448	(23.3)%	899	719	25.1%
Cotton Lint	—	—	n.a	—	—	n.a	n.a	n.a	n.a
Peanut	8,949	4,342	106.1	8,473	5,222	n.a	1,056	831	27.1%
Others	2,083	—	n.a	—	—	n.a.
Total	49,562	38,829	27.6%	198,617	182,823	8.6%

Crops - Gross Sales Breakdown
	Amount ($ '000)			Volume			$ per unit
Crop	6M20	6M19	Chg %	6M20	6M19	Chg %	6M20	6M19	Chg %
Soybean	28,675	18,397	55.9%	116,284	76,411	52.2%	247	241	2.4%
Corn (1)	25,079	35,529	(29.4)%	170,058	234,829	(27.6)%	147	151	(5.1)%
Wheat (2)	6,670	9,006	(25.9)%	37,015	46,104	(19.7)%	180	195	3.5%
Sunflower	5,177	3,812	35.8%	7,289	6,594	10.5%	710	578	22.9%
Cotton Lint	182	—	n.a	152	—	n.a	1,198	—	n.a
Peanut	16,729	4,541	268.4	16,258	5,222	211.3%	1,029	870	18.3%
Others	3,030	1,661	82.4		—	n.a
Total	85,542	72,946	17.3%	347,057	369,160	(6.0)%

(1) Includes sorghum
(2) Includes barley

The table below shows the gains and losses from crop production generated during the first six months of 2020. A total of 224,059 hectares were planted in the 2019/20 crop season. As of June 30, 2020, total Changes in Fair Value, which reflect the margin of both the crops that have already been harvested and the expected margin of those that are still on the ground with significant biological growth, was $24.1 million, compared to $22.3 million generated during the same period last year. The main drivers for the increase in margins are higher harvested area and lower costs measured in U.S. dollars driven by the devaluation of the Argentine peso.

Crops - Changes in Fair Value Breakdown - as of June 30, 2020
6M20	metric	Soy	Soy 2nd Crop	Corn	Corn 2nd Crop	Wheat	Sunflower	Cotton	Peanut	Total

2019/20 Harvest Year
Total Harvested Area	Hectares	51,556	25,419	36,920	3,350	30,509	6,818	1,383	15,918	171,873
Area harvested in previous periods	Hectares	—	—	—	—	26,862	—	—	—	26,862
Area harvested in current period	Hectares	51,556	25,419	36,920	3,350	3,647	6,818	1,383	15,918	145,011
Changes in Fair Value 6M20 from harvested area 2019/20 (ii)	$ thousands	5,612	2,200	7,515	682	688	496	(120)	8,469	25,542
Total Planted Area	Hectares	51,623	28,047	70,547	11,266	30,509	6,818	7,539	17,710	224,059
Area planted in initial growth stages	Hectares	51,623	26,733	53,983	7,308	30,509	6,818	4,461	16,814	198,249
Area planted with significant biological growth	Hectares	—	1,314	16,564	3,958	—	—	3,078	896	25,810
Changes in Fair Value 6M20 from planted area 2019/20	$ thousands	—	(11)	(1,598)	213	—	—	(32)	(10)	(1,438)
Total Changes in Fair Value in 6M20	$ thousands	5,612	2,189	5,917	895	688	496	(152)	8,459	24,104

Rice Segment

Rice - Highlights
	metric	2Q20	2Q19	Chg %	6M20	6M19	Chg %
Gross Sales	$ thousands	33,488	29,725	12.7%	57,886	59,136	(2.1)%
Sales of white rice	thousand tons	67	54	24.5%	114	111	2.1%
	$ per ton	439	424	3.6%	440	423	4.1%
	$ thousands	29,494	22,869	29.0%	49,990	47,033	6.3%
Sales of By-products	$ thousands	3,913	6,856	(42.9)%	7,896	12,103	(34.8)%
Adjusted EBITDA	$ thousands	8,257	3,083	167.8%	23,434	17,112	36.9%
Adjusted EBIT	$ thousands	6,490	1,245	421.3%	19,902	13,498	47.4%
Area under production	hectares	41,544	40,417	2.8%	41,544	40,417	2.8%

Rice Mills
Total Processed Rough Rice(1)	thousand tons	58	50	16.7%	111	95	16.8%
Ending stock - White Rice	thousand tons	10	16	(35.4)%	10	16	(37.5)%
(1) Expressed in white rice equivalent.

As a consequence of the lockdown measures adopted in 2Q20 in response to Covid-19, there was an increase in demand for basic food products. During 2Q20 demand in our Rice business increased 24.5% compared to 2Q19 and average selling prices increased 3.6%, resulting in a 12.7% year-over-year increase in gross sales which amounted to $33.5 million.

The increase in demand was observed both in the domestic market as well as in an active export market, driven by countries rebuilding their stocks in addition to a genuine increase in consumption. Prices in the export market experienced a ~10% spike over pre-Covid-19 levels. However in the domestic market the increase in margin was partially offset by the government establishing maximum price controls to protect customers. In this domestic scenario of high demand, limited supply and maximum prices, we focused on mix by pushing the sale of higher margin products, such as parboiled rice.

We were in a good position to capitalize on the increase in demand because of our flexibility to supply both the domestic and export market and because of the investments we made during the past years to increase productivity and reduce costs, which led to an improvement in EBITDA margins.

The main investments we carried out in the Rice business include (i) the implementation of zero level technology in +30k hectares which considerably reduces water consumption at the farm, increases yields by providing better germination, uniform irrigation and lower losses during harvest; (ii) the installment of a dryer at Oscuro farm which allows our grain storage and handling to be more efficient, reduces transportation costs, and allows us to increase rice quality by seizing optimal harvest timing; and (iii) the construction of a parboil plant which has growing demand in the domestic market, offers high margins and helps us manage broken rice.

Adjusted EBITDA during 2Q20 reached $8.3 million, $5.2 million or 167.8% higher compared to the same period of last year. This increase was mainly explained by (i) the aforementioned increase in sales, (ii) the $3.8 million increase in the mark-to-market of our biological asset and (iii) lower costs in dollar terms, as a result of the depreciation of the Argentine peso.

On a year-to-date basis, gross sales totaled $57.9 million and Adjusted EBITDA $23.4 million, 2.1% lower and 36.9% higher than the same period of last year, respectively.

In our farm operations we completed the harvest of 41,544 hectares of rice under good conditions, obtaining an average yield of 6.7 tons per hectare, 10.3% higher than the previous campaign. Enhanced efficiencies at the industrial level allowed us to process 111 thousand tons of rough rice, 16.8% higher year-over-year.

Dairy Segment

Dairy - Highlights
	metric	2Q20	2Q19	Chg %	6M20	6M19	Chg %
Gross Sales	$ thousands (1)	33,555	21,646	55.0%	65,144	29,756	118.9%
	million liters (2)	70.7	31.9	121.6%	149.3	57.9	157.9%
Adjusted EBITDA	$ thousands	5,008	4,666	7.3%	8,187	7,443	10.0%
Adjusted EBIT	$ thousands	3,424	3,536	(3.2)%	4,977	5,276	(5.7)%
Milking Cows	average heads	10,771	8,992	19.8%	10,363	8,665	19.6%
Cow Productivity	liter/cow/day	35.1	34.5	1.7%	35.1	35.4	(0.8)%
Total Milk Produced	million liters	34.4	28.6	20.5%	66.2	55.5	19.3%
(1) Includes sales of powdered milk, cream, electricity, culled cows; and processed dairy product
(2) Includes sales of fluid milk, powder milk and cheese.

During 2Q20, the Dairy market experienced an increase in domestic demand. As a consequence of the pandemic, the market experienced a negative price scenario both in the export and domestic market. In the export market milk powder prices dropped from values in the range of 3,300 USD/Tn at the beginning of the year to 2,700 USD/Tn by April. In the domestic market, given government policies, prices of dairy products were capped for the duration of the pandemic, as was the case in the Rice business.

In this challenging scenario, we continued to focus on achieving efficiencies in our vertically integrated operations and increasing our productivity levels in every stage of the value chain.

Milk production reached 34.4 million liters during 2Q20, 5.8 million or 20.5% higher compared to the same period of last year. This increase is fully attributable to the 19.8% increase in our dairy cow herd as we continue populating our third free-stall dairy facility. Cow productivity remained at very high levels despite the increase in herd number, reaching 35.1 liters per cow per day.

At an industry level during 2Q20 we processed 70 million liters of raw milk, of which 28 million were sourced from our dairy farm operations. The balance was sourced from local producers in nearby areas or supplied by partners to whom we provide tolling services. Our milk processing facilities provided us the flexibility to send milk to the production of a variety of dairy products, as well as to shift sales to the domestic market which presented a more active demand than the export market. During 2Q20 sales reached 70.7 million liters.

These competitive advantages enabled us to cope with a difficult scenario and increase gross sales by 55.0% year-over-year, reaching $33.6 million in 2Q20. Adjusted EBITDA amounted to $5.0 million, 7.3% higher than 2Q19. Year-to-date gross sales reached $65.1 million and Adjusted EBITDA reached $8.2 million.

However, once (i) interest expenses and (ii) the foreign exchange loss related to the financial debt are taken into account, the result of the business decreased to minus $20.1 million.

All Other Segments

All Other Segments - Highlights
	metric	2Q20	2Q19	Chg %	6M20	6M19	Chg %
Gross Sales	$ thousands	341	357	(4.5)%	588	782	(24.8)%
Adjusted EBITDA	$ thousands	(165)	(250)	(34.0)%	(159)	44	n.a
Adjusted EBIT	$ thousands	(200)	(298)	(32.9)%	(231)	(50)	362.0%

All Other Segments primarily encompass our cattle business. Our cattle segment consists of pasture land that is not suitable for crop production due to soil quality and is leased to third parties for cattle grazing activities.

Adjusted EBITDA for All Other Segment during 6M20 was negative $0.2 million, $0.2 million lower than 6M19.

Land transformation business

Land transformation - Highlights
	metric	2Q20	2Q19	Chg %	6M20	6M19	Chg %
Adjusted EBITDA	$ thousands	10,092	—	n.a	10,092	9,376	7.6%
Adjusted EBIT	$ thousands	2,084	—	n.a	2,084	1,354	53.9%
Land sold	Hectares	811	—	n.a	811	6,080	(86.7)%

Adjusted EBITDA for our Land Transformation business totaled $10.1 million during 2Q20 due to the sale of 811 hectares of Abolengo farm, located in Argentina's Humid Pampas. Year-to-date, this represents an increase of 7.6% or $0.7 million over the sale of Alto Alegre farm which took place during 6M19.

Over the last 13 years we have been able to generate gains of over $200 million. Monetizing a portion our land transformation gains allows us to redeploy capital into higher yielding activities, enabling us to continue growing and enhancing shareholder value.

Operational Performance

Sugar, Ethanol & Energy - Selected Information
	metric	2Q20	2Q19	Chg %	6M20	6M19	Chg %
Milling
Sugarcane Milled	tons	2,904,006	4,032,123	(28.0)%	4,222,409	5,384,273	(21.6)%
Own Cane	tons	2,765,868	3,890,223	(28.9)%	4,084,271	5,234,517	(22.0)%
Third Party Cane	tons	138,138	141,899	(2.7)%	138,138	149,756	(7.8)%
Production
TRS Equivalent Produced	tons	387,178	531,739	(27.2)%	524,716	682,098	(23.1)%
Sugar	tons	200,744	128,196	56.6%	206,969	131,547	57.3%
Ethanol	M3	104,122	233,983	(55.5)%	181,553	320,649	(43.4)%
Hydrous Ethanol	M3	65,526	157,968	(58.5)%	125,865	222,797	(43.5)%
Anhydrous Ethanol	M3	38,596	76,015	(49.2)%	55,688	97,852	(43.1)%
Sugar mix in production	%	54%	25%	115.1%	41%	20%	104.2%
Ethanol mix in production	%	46%	75%	(38.8)%	59%	80%	(26.4)%
Energy Exported (sold to grid)	MWh	192,764	265,531	(27.4)%	254,864	383,347	(33.5)%
Cogen efficiency (KWh sold per ton crushed)	KWh/ton	66.4	65.9	0.8%	60.4	71.2	(15.2)%
Agricultural Metrics
Harvested own sugarcane	tons	2,765,868	3,890,223	(28.9)%	4,084,271	5,234,517	(22.0)%
Harvested area	Hectares	33,932	47,019	(27.8)%	54,285	61,629	(11.9)%
Yield	tons/hectare	81	83	(1.5)%	75	85	(11.4)%
TRS content	kg/ton	126	127	(0.7)%	117	122	(4.0)%
TRS per hectare	kg/hectare	10,283	10,513	(2.2)%	8,820	10,370	(14.9)%
Mechanized harvest	%	99.2%	98.6%	0.6%	99.5%	98.9%	0.6%
Area
Sugarcane Plantation	hectares	172,452	163,391	5.5%	172,452	163,391	5.5%
Expansion & Renewal Area	hectares	7,749	11,788	(34.3)%	15,230	19,347	(21.3)%

During 2Q20 Brazil’s ethanol business experienced a decrease in prices and demand on the account of the decrease in international oil prices and the decline in the demand for fuels as a consequence of the reduced circulation of people in response to Covid-19. The evolution of these factors, which have a direct impact on the dynamics of the Sugar & Ethanol industry, should be analyzed month by month to gain a more valuable insight into our decision-making process.

April was defined by uncertainty regarding the extent of Covid-19’s impact. Indeed, estimates pointed to a 50% year-over-year decrease in demand for ethanol. Actual figures, although less negative, still painted a challenging scenario. On a year-over-year comparison, ethanol demand in Brazil declined 28.6%, ethanol prices experienced a 25.0% decrease and international oil prices experienced a sharp decline as well. Ethanol stock levels, in turn, were high due to carry-over from 2019 as fundamentals during the first part of the year pointed to high prices. In light of this, mills across Brazil switched their mix to maximize sugar which traded at a premium to ethanol.

In line with the strategy we designed Mid-March amid the outbreak of Covid-19, during April we continued to maximize sugar production, slow down our crushing and implement a cost reduction plan that led, among others, to the reduction of harvest fronts and the implementation of the Provisional Measure 936/20(*) which allowed us to maintain the workforce sized to our operational needs. Monthly crushing amounted to 0.9 million tons (21.1% lower year-over-year) and 54% of TRS was diverted to sugar.

During May international gasoline prices experienced a recovery and there was a 21.8% month-over-month increase in demand for ethanol in Brazil (27.9% lower year-over-year) due to a less restrictive lockdown than originally thought. It was during this month that we crushed 1.0 million tons and our mix reached 57% of sugar production.

By June there were signs of recovery, namely the year-over-year drop in ethanol demand which stood at 10.5%, aided by higher exports of ethanol for industrial use such as hand sanitizers. Moreover, ethanol prices denominated in Brazilian currency were 1.6% higher year-over-year on the account of a favorable FX rate, higher gasoline prices and lower supply due to mills diverting their production to sugar whose price in Brazilian currency was at historical high levels. Towards year-end analysts estimate a tight supply & demand scenario for ethanol, pointing to a price recovery, as the decrease in demand is expected to amount to 4.9 MM cubic meters while the decrease in supply, caused by the generalized shift in production to sugar, is expected to stand at 5.5 MM cubic meters.

In light of these factors and the expectation of a partial recovery in June we decided to accelerate our crushing pace, favored by the dry weather registered in the Cluster region. To do so we began the process of revamping our operations by reincorporating employees suspended under MP 936/20(*) and increasing our harvest fronts, among others. However, crushing remained in line with May as the full effect of these adjustments will be seen in July. Indeed July marked a crushing record with 1.7 million tons of sugarcane crushed, of which 1.5 million tons corresponded to our Cluster. During the month 54% of TRS was diverted to sugar production, reaching 107 thousand tons of sugar produced.

On a quarterly basis we crushed 2.9 million tons, 28.0% or 1.1 million tons lower compared to the same period of last year, driven by our strategy to slow down crushing, as evidenced in a 10.1% year-over-year decrease in effective milling days and a 19.9% decrease in milling per day. Rains in Mato Grosso do Sul during the second quarter were 127.0% higher compared to the same period of last year, mainly concentrated in the month of May. Sugarcane yields reached 81 tons per hectare and TRS content amounted to 126 kg/ton, both in line with last year.

Production mix during the quarter continued to favor sugar in order to profit from higher relative prices (premium of 11.7% and 4.7% to hydrous and anhydrous ethanol, which traded at 9.53 cts/lb and 10.29 cts/lb, respectively). Indeed, 54% of total TRS produced was diverted to sugar, more than doubling last year's sugar mix.

Exported energy totaled 193 thousand MWh during the second quarter of the year, 27.4% lower compared to the same period of 2019. We continued to fulfill volumes secured in government auctions, however, the reduction is explained by our commercial strategy to postpone energy sales in the spot market in light of the low prices observed during the quarter, and by the reduction of 1.1 million tons in crushing volume which translates into lower bagasse. Also in line with our commercial strategy, and driven by our cost reduction plan, we suspended the purchase of wood chips.

Year-to-date, a total of 4.2 million tons of sugarcane has been crushed, 21.6% lower than 6M19, explained by the second quarter's dynamic. 41% of TRS was diverted to sugar, 104.2% higher compared to the same period of last year. Exported energy totaled 255 thousand MWh during the first half of 2020, 33.5% lower year-over-year.

As of June 30, 2020, our sugarcane plantation consisted of 172,452 hectares, 5.5% higher compared to the same period of last year. Sugarcane planting continues to be a key strategy to supply our mills with quality raw material at low cost. During 6M20, we planted a total of 15,230 hectares of sugarcane. Of this total area, 42% or 6,411 hectares were expansion areas planted to supply our growing crushing capacity and 58%, or 8,819 hectares, were areas planted to renew old plantations with newer and high-yielding sugarcane, thus allowing us to maintain the productivity of our plantation.

(*) Provisional Measure 936/20 issued by the Brazilian government contemplates that employees' contracts can be suspended for a maximum period of 60 days. During that period the company is obliged to maintain employee benefits and pay 30% of the base salary, while the rest of the remuneration is paid by the government through unemployment insurance. After said period, suspended employees must be reincorporated and guaranteed employment for the same amount of time they were suspended. MP 936/20 has recently been enacted into Law 14.020/2020 which allows the suspension of the employment contract in successive or intercalated periods, provided they are equal to or greater than 10 days, with a maximum duration of 120 days.

Financial Performance

Sugar, Ethanol & Energy - Highlights
$ thousands	2Q20	2Q19	Chg %	6M20	6M19	Chg %
Net Sales (1)	64,087	119,318	(46.3)%	123,355	201,021	(38.6)%
Margin on Manufacturing and Agricultural Act. Before Opex	30,270	54,531	(44.5)%	49,941	82,269	(39.3)%
Adjusted EBITDA	45,397	81,601	(44.4)%	86,314	112,798	(23.5)%
Adjusted EBITDA Margin	70.8%	68.4%	3.5%	70.0%	56.1%	24.8%
(1) Net Sales are calculated as Gross Sales net of sales taxes.
Please see “Reconciliation of Non-IFRS measures” starting on page 34 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss.

Net sales in 2Q20 reached $64.1 million, $55.2 million or 46.3% lower than in 2Q19. This reduction was driven by the lower average prices of sugar, ethanol and energy measured in U.S. dollars (also measured in BRL in the case of the latter two), and the lower volumes of ethanol and energy, partially offset by higher volumes of sugar.

On a year-to-date basis, net sales totaled $123.4 million, 38.6% lower than the same period of last year.

Adjusted EBITDA during 2Q20 was $45.4 million, $36.2 million or 44.4% lower compared to 2Q19. This decrease was explained by the aforementioned lower net sales, partially offset by (i) cost dilution following the depreciation of the Brazilian real, (ii) lower selling expenses as we renegotiated sugar freight costs and paid less PIS/COFINS tax in line with the lower ethanol sales, and (iii) lower general and administrative expenses both on the account of currency depreciation as well as genuine savings due to our cost reduction initiatives.

The table below reflects the breakdown of net sales for the Sugar, Ethanol & Energy business.

Sugar, Ethanol & Energy - Net Sales Breakdown (1)
	$ thousands				Units			($/unit)
	2Q20	2Q19	Chg %	2Q20	2Q19	Chg %	2Q20	2Q19	Chg %
Sugar (tons)(2)	31,875	26,555	20.0%	134,161	90,291	48.6%	238	294	(19.0)%
Ethanol (cubic meters)	23,155	77,165	(70.0)%	83,045	173,940	(52.3)%	279	444	(37.2)%
Energy (Mwh)(3)	9,057	15,598	(41.9)%	259,460	315,884	(17.9)%	35	49	(28.6)%
TOTAL	64,087	119,318	(46.3)%
	$ thousands				Units			($/unit)
	6M20	6M19	Chg %	6M20	6M19	Chg %	6M20	6M19	Chg %
Sugar (tons)(2)	34,710	37,229	(6.8)%	142,975	122,287	16.9%	243	304	(20.3)%
Ethanol (cubic meters)	75,393	139,852	(46.1)%	196,071	313,238	(37.4)%	385	446	(13.9)%
Energy (Mwh)(3)	13,252	23,940	(44.6)%	365,869	430,920	(15.1)%	36	56	(34.8)%
TOTAL	123,355	201,021	(38.6)%
(1) Net Sales are calculated as Gross Sales net of ICMS, PIS COFINS, INSS and IPI taxes.
(2) Includes commercialization of third party sugar: 95 tons ($74 k) in 2Q20; 20.8k tons ($7.0 MM) in 6M20; 21.3k tons ($6.9 MM) in 2Q19 and 42.0k tons ($13.8 MM) in 6M19.
(3) Includes commercialization of energy from third parties.

Ethanol sales volumes decreased 52.3% compared to 2Q19, due to the lockdown measures adopted by some states in Brazil which negatively affected demand for fuels. Hydrous ethanol sales were the most impacted, dropping by 67.3% compared to 2Q19 as liquidity for the product remained limited and there was no clear market price reference. Anhydrous ethanol sales were 29.8% lower compared to the same period of last year, driven by lower gasoline consumption.

Average selling prices were lower both measured in BRL and in U.S. dollars, standing at $279 per m3, representing a 37.2% year-over-year reduction. During the quarter, hydrous and anhydrous ethanol traded, on average, at sugar equivalent prices of cts/lb 9.53 and cts/lb 10.29, 11.7% and 4.7% discount to sugar, respectively. All in all, net ethanol sales during the quarter amounted to $23.2 million, 70.0% lower year-over-year.

The maximization of sugar production resulted in a 48.6% increase in sugar sales volumes compared to 2Q19. Selling prices in U.S. dollars fell by 19.0% to $238 per ton, although prices in BRL were at its maximum. Net sales resulted in $31.9 million during 2Q20, a 20.0% increase year-over-year.

In the case of energy, net sales in 2Q20 were $9.1 million, 41.9% lower compared to 2Q19. Selling volumes reached 259 thousand MWh, marking a 17.9% decrease year-over-year. Average selling prices were lower both measured in BRL as well as in U.S. dollars, standing at $35 per MWh, implying a 28.6% decrease compared to the same period of last year.

As shown in the table below, total production costs excluding depreciation and amortization reached 4.2 cents per pound during 2Q20, 23.2% lower year-over-year. The impact of a 28.0% lower crushing volume was more than offset by the implementation of a cost reduction plan and by the year-over-year depreciation of the Brazilian Real, which further contributed to reduce unit costs measured in U.S. dollars. In terms of cost reduction, the main savings were observed via (i) the reduction in our level of operations, such as the temporary suspension of personnel under MP 936/20(*) focused on employees within the risk group, (ii) a reduction in the consumption of agricultural supplies driven by enhanced efficiencies and best practices, (iii) the renegotiation of fuel cost, (iv) the suspension of third party services and wood chips purchases, and (v) higher interharvest cost activation.

Sugar, Ethanol & Energy - Production Costs
	Total Cost (´000)			Total Cost per Pound (cts/lbs)
	2Q20	2Q19	Chg %	2Q20	2Q19	Chg %
Industrial costs	15,064	23,089	(34.8)%	1.9	2.1	(8.8)%
Industrial costs	12,449	19,969	(37.7)%	1.6	1.8	(12.9)%
Cane from 3rd parties	2,616	3,120	(16.2)%	0.3	0.3	17.2%
Agricultural costs	48,262	84,682	(43.0)%	6.2	7.8	(20.3)%
Harvest costs	18,382	32,368	(43.2)%	2.4	3.0	(20.6)%
Cane depreciation	12,279	24,166	(49.2)%	1.6	2.2	(29.0)%
Agricultural Partnership Costs	7,344	9,979	(26.4)%	1.0	0.9	2.8%
Maintenance costs	10,257	18,169	(43.5)%	1.3	1.7	(21.1)%
Total Production Costs	63,326	107,771	(41.2)%	8.2	10.0	(17.9)%
Depreciation & Amortization PP&E	(30,476)	(48,015)	(36.5)%	(3.9)	(4.4)	(11.3)%
Total Production Costs (excl D&A)	32,850	59,756	(45.0)%	4.2	5.5	(23.2)%

Sugar, Ethanol & Energy - Total Production Costs
	Total Cost (´000)			Total Cost per Pound (cts/lbs)
	6M20	6M19	Chg %	6M20	6M19	Chg %
Industrial costs	22,431	31,074	(27.8)%	2.1	2.2	(4.2)%
Industrial costs	19,815	27,738	(28.6)%	1.9	2.0	(5.1)%
Cane from 3rd parties	2,616	3,336	(21.6)%	0.3	0.2	4.1%
Agricultural costs	77,855	128,137	(39.2)%	7.5	9.2	(19.3)%
Harvest costs	25,890	45,272	(42.8)%	2.5	3.3	(24.1)%
Cane depreciation	17,712	30,911	(42.7)%	1.7	2.2	(23.9)%
Agricultural Partnership costs	10,817	18,462	(41.4)%	1.0	1.3	(22.2)%
Maintenance costs	23,437	33,492	(30.0)%	2.2	2.4	(7.1)%
Total Production Costs	100,286	159,211	(37.0)%	9.6	11.5	(16.4)%
Depreciation & Amortization	(49,258)	(70,698)	(30.3)%	(4.7)	(5.1)	(7.5)%
Total Production Costs (excl. D&A)	51,028	88,513	(42.3)%	4.9	6.4	(23.5)%

Sugar, Ethanol & Energy - Changes in Fair Value
$ thousands	2Q20	2Q19	Chg %	6M20	6M19	Chg %
Sugarcane Valuation Model current period	53,902	58,335	(7.6)%	53,902	58,335	(7.6)%
Sugarcane Valuation Model previous period	48,243	57,684	(16.4)%	55,355	47,475	16.6%
Total Changes in Fair Value	5,658	651	769.1%	(1,454)	10,860	n.a.

Total Changes in Fair Value of Unharvested Biological Assets (what is currently growing on the fields and will be harvested during the next 12 months) represented a $5.0 million gain year-over-year fully attributed to the depreciation of the Brazilian real.

Compared to 1Q20, Total Changes in Fair Value of Unharvested Biological Assets registered a $12.7 million gain. Lower prices were fully offset by currency depreciation, coupled with a higher projected crushing volume for the second half of the year, as we expect to make up for the 1.1 million lower crushing registered during 6M20.

Corporate Expenses

Corporate Expenses
$ thousands	2Q20	2Q19	Chg %	6M20	6M19	Chg %
Corporate Expenses	(4,327)	(5,065)	(14.6)%	(8,857)	(9,919)	(10.7)%

Adecoagro’s corporate expenses include items that have not been allocated to a specific business segment, such as executive officers and headquarter staff, certain professional fees, travel expenses, and office lease expenses, among others. As shown in the table above, corporate expenses for 6M20 were $8.9 million, 10.7% lower compared to 6M19.

Other Operating Income

Other Operating Income
$ thousands	2Q20	2Q19	Chg %	6M20	6M19	Chg %
Gain / (Loss) from commodity derivative financial instruments	(3,677)	644	n.a.	5,741	(2,731)	n.a.
Gain from disposal of farmland and other assets	2,084	382	445.5%	2,084	1,854	12.4%
(Loss) from forward contracts	(139)	(530)	(73.8)%	(139)	(530)	(73.8)%
Gain from disposal of other property items	741	(222)	n.a.	1,700	152	1,018.4%
Net Gain from FV Adjustement in Investment Property	1,235	(4,773)	n.a.	1,185	(3,437)	n.a.
Other	498	(1,795)	n.a.	2,269	(3,990)	n.a.
Total	742	(6,294)	n.a.	12,840	(8,682)	n.a.

Other Operating Income for 2Q20 was $0.7 million compared to a loss of $6.3 million in 2Q19. This increase is mainly attributable to the gain from farm sales. Year-to-date Other Operating Income was $12.8 million, $21.5 million higher compared to the same period last year, mostly driven by results registered in 1Q20 as the mark-to-market of our sugar hedge positions followed the downward trend of prices.

Commodity Hedging
Adecoagro’s financial performance is affected by the volatile price environment inherent in agricultural commodities. The company uses forward and derivative markets to mitigate swings in commodity prices by locking-in margins and stabilizing cash flows.

The table below shows the average selling price of our hedged production volumes, including volumes that have already been invoiced and delivered, forward contracts with fixed-price and volumes hedged through derivative instruments.

Commodity Hedge Position - as of June 30, 2020
	Consolidated Hedge Position
Farming		Avg. FAS Price	CBOT FOB	Results Booked in FY2019
	Volume (1)	USD/Ton	USD/Bu	$ thousands
2019/2020 Harvest season
Soybeans	150,605	232.0	889.0	(653)
Corn	322,553	132.0	341.0	(2,782)
2020/2021 Harvest season
Soybeans	21,000	220.0	938.0	7
Corn	38,096	142.0	403.0	(196)

	Consolidated Hedge Position
Sugar, Ethanol & Energy		Avg. FOB Price	ICE FOB	Results Booked in FY2019
	Volume (1)	USD/Unit	Cents/Lb	$ thousands
2020/2021 Harvest season
Sugar (tons)	406,044	269.2	12.2	9,859
Ethanol (m3)	104,879	311.1	n.a	—
Energy (MW/h) (2)	572,173	43.2	n.a	—
2021/2022 Harvest season
Sugar (tons)
Ethanol (m3)	—	—	—
Energy (MW/h) (2)	324,168	50.6	n.a

(1) Energy prices 2020 were converted to USD at an exchange rate of BRL/USD 5.3 and 2021 prices were converted at BRL/USD 5.0

Financial Results

Financial Results
$ thousands	2Q20	2Q19	Chg %	6M20	6M19	Chg %
Interest Expenses, net	(15,683)	(15,976)	1.8%	(28,982)	(27,324)	6.1%
Cash Flow Hedge - Transfer from Equity	64	(4,380)	n.a	(11,108)	(11,981)	(7.3%)
FX (Losses), net	(34,743)	7,299	(576.0)%	(136,359)	(12,897)	957.3%
Gain/loss from derivative financial Instruments	(934)	(33)	(2730.3)%	(2,150)	278	(873.4)%
Taxes	(1,236)	(1,059)	(16.7)%	(2,445)	(1,820)	34.3%
Finance Cost - Right-of-use Assets	(5,373)	(1,664)	(222.9)%	(6,991)	(3,587)	94.9%
Inflation accounting effects	11,211	24,230	(53.7)%	25,676	42,016	(38.9)%
Other Expenses, net	(555)	(2,386)	(76.7)%	1,016	(2,309)	n.a
Total Financial Results	(47,249)	6,031	(883.5)%	(161,343)	(17,624)	815.5%

Net financial results in 6M20 totaled a loss of $161.3 million compared to a loss of $17.6 million in 6M19. These results are primarily composed of Foreign exchange loss and inflation accounting effects, as explained below:
(i)Foreign exchange losses (composed of “Cash Flow Hedge - Transfer from Equity (1) and “Fx Gain/Loss line” items) reflect the impact of foreign exchange variations on our dollar denominated monetary assets and liabilities. The $136.4 million loss is explained by our negative net foreign currency position (65% of Brazil's financial debt is denominated in foreign currency). During 6M20 the Brazilian Real registered a 35.9% nominal depreciation, compared to an appreciation of 1.1% during 6M19. At the same time, and further contributing to the foreign exchange loss, the Argentine Peso depreciated 17.6% during the first six months of 2020 compared to 12.6% in the same period last year. These results are non-cash in nature and do not impact the net worth of the Company, in US dollars.

(ii)Inflation accounting effects reflect the results derived from the exposure of our net monetary position to inflation. Accordingly, monetary assets generate a loss when exposed to inflation while monetary liabilities generate a gain, every time inflation reduces the owed balance, in real terms. During 6M20, since we had a negative net monetary position (monetary liabilities were higher than monetary assets), we registered a $25.7 million gain, 38.9% lower than 6M19.
(1) Effective July 1, 2014, Adecoagro formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in US dollars using a portion of its borrowings denominated in US dollars and foreign currency forward contracts. Cash flow hedge accounting permits that gains and losses arising from the effect of changes in foreign currency exchange rates on derivative and non-derivative hedging instruments not be immediately recognized in profit or loss, but be reclassified from equity to profit or loss in the same periods during which the future sales occur, thus allowing for a more appropriate presentation of the results for the period reflecting Adecoagro's Risk Management Policy.

Indebtedness

Net Debt Breakdown
$ thousands	2Q20	1Q20	Chg %	2Q19	Chg %
Farming	232,872	203,483	14.4%	242,897	(4.1)%
Short term Debt	178,935	138,449	29.2%	166,242	7.6%
Long term Debt	53,937	65,034	(17.1)%	76,655	(29.6)%
Sugar, Ethanol & Energy	745,013	743,358	0.2%	670,319	11.1%
Short term Debt	74,486	66,866	11.4%	40,505	83.9%
Long term Debt	670,527	676,492	(0.9)%	629,814	6.5%
Total Short term Debt	253,421	205,316	23.4%	206,747	22.6%
Total Long term Debt	724,464	741,526	(2.3)%	706,469	2.5%
Gross Debt	977,885	946,842	3.3%	913,216	7.1%
Cash & Equivalents	236,259	235,424	0.4%	137,990	71.2%
Net Debt	741,626	711,415	4.2%	775,226	(4.3)%
EOP Net Debt / Adj. EBITDA LTM	2.45x	2.31x	6.2%	2.97x	(17.4)%

From a seasonality point of view, the first semester has the highest working capital requirements, since during this period all of our crops are planted and harvested and most costs incurred. As we finish harvesting and start collecting sales throughout the third quarter, we expect to reduce working capital invested and debt.

Adecoagro´s net debt as of June 30, 2020 reached $741.6 million, $30.2 million or 4.2% higher than the previous quarter, driven by a $31.0 million increase in gross debt which amounted to $977.9 million, 3.3% higher than the previous quarter and cash and equivalents flat at $236.3 million.

On a year-over-year basis, net debt in 2Q20 was 4.3% lower on the account of higher cash and equivalents driven by a positive free cashflow during the last twelve months which fully offset the higher gross debt. As of June 30, 2020 cash and equivalents were 71.2% higher compared to the same period of last year as it reflects the inflow from the issuance of the CRA bond in Brazil at the end of 2019, as well as the short term working capital lines we raised as part of our integral risk management program.

Our Net Debt ratio (Net Debt / EBITDA) reached 2.45x, 6.2% higher than 1Q20 but 17.4% lower year-over-year. We believe that our balance sheet is in a healthy position not only based on the adequate overall debt levels but also on the term of our indebtedness, with approximately 75% having a long term tenor. As mentioned above, during 2Q20 we increased our short term debt position by 23.4% by raising credit lines to strengthen our cash position and make front to our financial obligations and working capital needs. However in terms of our debt amortization schedule, it is important to highlight that due to the seasonality of our business, sales collections are still ahead and that much of this debt was raised as a precautionary measure due to the uncertainty in the macroeconomic scenario. Moreover, IFC's $100 million loan will considerably improve our debt structure and extend its average life to over 6 years.

The Company has full capacity to repay short term debt with its cash balance, as shown by our Liquidity ratio above 1.0x. As of June 30, 2020, our Liquidity ratio (Cash & Equivalents + Marketable Inventories / Short Term Debt) reached 1.22x.

Capital Expenditures & Investments

$ thousands	2Q20	2Q19	Chg %	6M20	6M19	Chg %
Farming & Land Transformation	2,194	5,954	(63.2)%	7,632	65,644	(88.4)%
Expansion	1,552	5,047	(69.2)%	5,662	60,972	(90.7)%
Maintenance	641	908	(29.3)%	1,970	4,672	(57.8)%
Sugar, Ethanol & Energy	34,373	44,223	(22.3)%	91,184	111,683	(18.4)%
Maintenance	25,130	26,423	(4.9)%	70,065	75,567	(7.3)%
Planting	12,272	13,507	(9.1)%	20,303	24,649	(17.6)%
Industrial & Agricultural Machinery	12,858	12,915	(0.4)%	49,762	50,918	(2.3)%
Expansion	9,243	17,800	(48.1)%	21,119	36,117	(41.5)%
Planting	6,922	14,283	(51.5)%	16,306	25,929	(37.1)%
Industrial & Agricultural Machinery	2,322	3,518	(34.0)%	4,814	10,188	(52.8)%
Total	36,567	50,177	(27.1)%	98,816	177.327	(44.3)%

Adecoagro´s capital expenditures in 2Q20 totaled $36.6 million, 27.1% lower compared to the same period of last year.

The Sugar, Ethanol and Energy business accounted for 94.0% or $34.4 million of total capex in 2Q20. Expansion capex reached $9.2 million, 48.1% lower than previous year and maintenance capex, in turn, reached $25.1 million, 4.9% lower year-over-year. This is mainly explained by our cost reduction initiatives in light of Covid-19. Indeed we reassessed our Capital Expenditures and postponed uncommitted capital deployments such as the postponement of an anhydrous ethanol column, being mindful to avoid significant impacts in our productivity levels.

Farming & Land Transformation businesses accounted for 6.0%, or $2.2 million of total capex in 2Q20, marking a 63.2% year-over-year decrease. In our Farming business we also carried out capex reductions, however this decrease is mostly explained by the fact that 2019 was the year with the highest capex requirement in our Farming business, as per our 5 Year Plan.

Year-over-year total capex was reduced by 44.3%. Consolidated capex spending is expected to slowdown going forward. Not only are we in the final phase of our 5-Year-Plan, with virtually all the Expansion capex already deployed, but we also expect Maintenance capex to go down in our Sugar, Ethanol and Energy business as a result of efficiencies enhancements.

Inventories

End of Period Inventories
		Volume			thousand $
Product	Metric	2Q20	2Q19	% Chg	2Q20	2Q19	% Chg
Soybean	tons	80,310	131,734	(39.0)%	17,222	27,491	(37.4)%
Corn (1)	tons	80,060	46,848	70.9%	10,065	5,846	72.2%
Wheat (2)	tons	21,037	27,710	(24.1)%	3,616	5,847	(38.1)%
Sunflower	tons	2,103	1,379	52.5%	650	805	(19.3)%
Cotton	tons	18	49	(63.5)%	15	27	(45.2)%
Rice	tons	18,559	15,930	16.5%	3,374	5,693	(40.7)%
Peanut	tons	3,897	8,048	(51.6)%	2,658	6,273	(57.6)%
Organic Sugar	tons	202	—	n.a	47	—	n.a
Sugar	tons	73,940	64,653	14.4%	11,691	15,381	(24.0)%
Ethanol	m3	76,120	110,254	(31.0)%	19,460	38,313	(49.2)%
Fluid Milk	Lts	6,540	3,215	103.5%	2,531	1,698	49.1%
Powder Milk	tons	757	354	113.7%	1,933	1,290	49.8%
Others	tons	2,311	5,714	(65.6)%	1,136	1,797	(36.8)%
Total		365,854	415,888	(12.1)%	74,595	110,461	(32.6)%
(1) Includes sorghum.
(2) Includes barley.
(3) Expressed in white rice equivalent

Variations in inventory levels between 2Q20 and 2Q19 are attributable to changes in (i) production volumes resulting from changes in planted area, (ii) production mix between different crops and in yields obtained, (iii) different percentage of area harvested during the period, and (iv) commercial strategy or selling pace for each product.

2Q20 Market Highlights

◦The sugar market suffered the consequences of the macroeconomic turmoil unleashed by Covid-19 at the beginning of 2Q20. Prices measured in U.S. dollars were, on average, 11.4% lower than in 2Q19 and 19.9% lower than in 1Q20. As a result of the crisis, and driven by the depreciation of the Brazilian real and the drop in ethanol demand, producers in the Center-South region of Brazil began maximizing sugar production given the higher relative profitability and the higher prices measured in BRL, which presented an improvement of 21.6% compared with the same period of last year. As of mid-May, prices in U.S. dollars began an upward trend on the account of Thailand and the EU’s poor crops and India’s difficulties to export its product, strengthening the cash premiums and sparking a strong demand for Brazilian sugar.

◦The ethanol market experienced a challenging second quarter as demand dropped due to Covid-19's lockdown measures, which led prices to fall to the lowest level in the last three years. According to the ESALQ index, during the first half of 2Q20, hydrous and anhydrous prices measured in BRL decreased 22.5% and 20.7% respectively year-over-year. However, the recovery in the international oil prices coupled with the gradual economic reopening, favored the partial recovery of ethanol’s fundamentals, and by June prices reached the same levels observed in 2019. As reported by UNICA, domestic ethanol sales in June were 33.8% higher than in April, as demand partially recovered after the re-opening of the market in Brazil.

◦Energy spot prices in the southeast region of Brazil during 2Q20 were 57.5% lower than 2Q19. In April, energy prices were 39.7 BRL/MWh, 71.9 BRL/MWh in May, and 114.8 BRL/MWh in June. In July the PLD reached level of 85.0 BRL/MWh and consumption is in line with last year, according to CCEE. The level of the southeast reservoirs was 54.0% by the end of June, 5.9% higher than the same period of 2019 (48.1%).

◦Corn prices decreased 1% during 2Q20, recovering from negative territory due to demand uncertainty fueled by Covid-19 slow down. Soybean prices traded flat as well, with China taking advantage of the commercial scenario and making purchases of Brazilian and American soybean.

Forward-looking Statements
This press release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “forecast”, “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.
The forward-looking statements included in this press release relate to, among others: (i) our business prospects and future results of operations; (ii) the impact of the COVID-19 pandemic, weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which we operate, environmental laws and regulations; (iv) the implementation of our business strategy, including the expansion of our sugarcane cluster in Mato Grosso do Sul and other current projects; (v) our plans relating to acquisitions, joint ventures, strategic alliances or divestitures, including our recent acquisitions in the Dairy business; (vi) the implementation of our financing strategy and capital expenditure plan; (vii) the maintenance of our relationships with customers; (viii) the competitive nature of the industries in which we operate; (ix) the cost and availability of financing; (x) future demand for the commodities we produce; (xi) international prices for commodities; (xii) the condition of our land holdings; (xiii) the development of the logistics and infrastructure for transportation of our products in the countries where we operate; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Reais, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.
These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this press release might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.
The forward-looking statements made in this press release related only to events or information as of the date on which the statements are made in this press release. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Reconciliation of Non-IFRS measures
To supplement our consolidated financial statements, which are prepared and presented in accordance with IFRS, we use the following non-IFRS financial measures in this press release:
•Adjusted EBITDA
•Adjusted EBIT
•Adjusted EBITDA margin
•Net Debt
•Net Debt to Adjusted EBITDA
•Adjusted Net Income

In this section, we provide an explanation and a reconciliation of each of our non-IFRS financial measures to their most directly comparable IFRS measures. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS.
We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management for financial and operational decision making and as a means to evaluate period-to-period.
There are limitations associated with the use of non-IFRS financial measures as an analytical tool. In particular, many of the adjustments to our IFRS financial measures reflect the exclusion of items, such as depreciation and amortization, changes in fair value and the related income tax effects of the aforementioned exclusions and exchange differences generated by the net liability monetary position in USD in the countries where the functional currency is the local currency, that are recurring and will be reflected in our financial results for the foreseeable future. In addition, these measures may be different from non-IFRS financial measures used by other companies, limiting their usefulness for comparison purposes.

Adjusted EBITDA, Adjusted EBIT & Adjusted EBITDA margin
Our Adjusted Consolidated EBITDA equals the sum of our Adjusted Segment EBITDA for each of our operating segments. We define “Adjusted Consolidated EBITDA” as (i) consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, depreciation of property, plant and equipment, and amortization of intangible assets, net gain from fair value adjustments of investment property land, foreign exchange gains or losses, other net financial results; (ii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders' equity, including (a) the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item:

"Reserve from the sale of non-controlling interests in subsidiaries” and (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus of retained earnings which is reflected in the Shareholders’ equity under the line item “Reverse of revaluation surplus derived from the disposals of assets; and (iv) net of the combined effect of the application of IAS 29 and IAS 21 from the Argentine operations included in profit from operations. (See Item 5. “Operating and Financial Review and Prospects - A. Operating Results - Critical Accounting Policies and Estimates" in our Annual Report on Form 20-F for the year ended December 31, 2018)
We define “Adjusted Segment EBITDA” for each of our operating segments as (i) the segment’s share of consolidated profit (loss) from operations before financing and taxation as per segment information for the year, as applicable, before depreciation of property, plant and equipment and amortization of intangible assets; and (ii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders' equity, including (a) the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item: "Reserve from the sale of non-controlling interests in subsidiaries” and (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus of retained earnings which is reflected in the Shareholders’ equity under the line item “Reverse of revaluation surplus derived from the disposals of assets;. and (iv) net of the combined effect of the application of IAS 29 and IAS 21 from the Argentine operations included in profit from operations.
 We believe that Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are important measures of operating performance for our company and each operating segment, respectively, because they allow investors and others to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation of property plan and equipment and amortization of intangible assets), tax consequences (income taxes), foreign exchange gains or losses and other financial results. In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can also evaluate the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted Consolidated EBITDA and Adjusted Segment EBITDA differently, and therefore our Adjusted Consolidated EBITDA and Adjusted Segment EBITDA may not be comparable to similarly titled measures used by other companies. Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment’s profit from operations before financing and taxation and other measures determined in accordance with IFRS. Items excluded from Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are significant and necessary components to the operations of our business, and, therefore, Adjusted Consolidated EBITDA and Adjusted Segment EBITDA should only be used as a supplemental measure of our company’s operating performance, and of each of our operating segments, respectively. We also believe Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are useful for securities analysts, investors and others to evaluate the financial performance of our company and other companies in the agricultural industry. These non-IFRS measures should be considered in addition to, but not as a substitute for or superior to, the information contained in either our statements of income or segment information.

Reconciliation of both Adjusted EBITDA and Adjusted EBIT starts on page 29.

Net Debt & Net Debt to Adjusted EBITDA
Net debt is defined as the sum of long- and short-term debt less cash and cash equivalents. This measure is widely used by management and investment analysts and we believe it shows the financial strength of the Company
Management is consistently tracking our leverage position and our ability to repay and service our debt obligations over time. We have therefore set a leverage ratio target that is measured by net debt divided by Adjusted EBITDA.
We believe that this metric provides useful information to investors because management uses it to manage our debt-equity ratio in order to promote access to debt financing instruments in the capital markets and our ability to meet scheduled debt service obligations.

Reconciliation - Net Debt
$ thousands	2Q20	1Q20	Chg %	2Q19	Chg %
Total Borrowings	977,885	946,842	3.3%	913,216	7.1%
Cash and Cash equivalents	236,259	235,425	0.4%	137,990	71.2%
Net Debt	741,626	711,417	4.2%	775,226	(4.3)%

Adjusted Net Income
We define Adjusted Net Income as (i) Profit/ (Loss) of the period/year before net gain from fair value adjustments of investment property land; plus (ii) any non-cash finance costs resulting from foreign exchange gain/losses for such period, which are composed by both Exchange Differences and Cash Flow Hedge Transfer from Equity, included in Financial Results, net, in our statement of income; net of the related income tax effects, plus (iii) gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, which are reflected in our Shareholders Equity under the line item. “Reserve from the sale of non-controlling interests in subsidiaries”, plus (iv) the reversal of the aforementioned income tax effect, plus (v) any inflation accounting effect; plus (vi) the net increase in value of sold farmland, which has been recognized in either Revaluation surplus or Retained earnings.
We believe that Adjusted Net Income is an important measure of performance for our company allowing investors to properly assess the impact of the results of our operations in our Equity. In effect, results arising from the revaluation effect of our net monetary position held in foreign currency in the countries where our functional currency is the local currency do not affect the Equity of the Company, when measured in foreign / reporting currency. Conversely, the tax effect resulting from the aforementioned revaluation effect does impact the Equity of the Company, since it reduces/increases the income tax to be paid in each country; which is why we decided to add back the income tax effect to the Adjusted Net Income considering this tax effect.

In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can also include the full value and returns generated by our land transformation activities.
Other companies may calculate Adjusted Net Income differently, and therefore our Adjusted Net Income may not be comparable to similarly titled measures used by other companies. Adjusted Net Income is not a measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss). This non-IFRS measure should be considered in addition to, but not as a substitute for or superior to, the information contained in our financial statements.

Adjusted Net Income
$ thousands	2Q20	2Q19	Chg %	6M20	6M19	Chg %
Net Income	(12,064)	23,262	(151.9)%	(66,505)	21,027	n.a
Foreign exchange losses, net	34,742	(7,299)	(576.0)%	136,359	12,897	957.3%
Cash flow hedge - transfer from equity	(63)	4,380	n.a	11,108	11,981	(7.3)%
Inflation Accounting Effects	(11,211)	(24,230)	(53.7)%	(25,676)	(42,016)	(38.9)%
Revaluation Result - Investment Property	(1,224)	4,773	(125.6)%	(1,175)	3,437	(134.2)%
Revaluation surplus of farmland sold	8,008	—	- %	8,008	8,022	(0.2)%
Adjusted Net Income	18,188	886	n.a	62,119	15,348	304.7%

Adjusted EBITDA & Adjusted EBITDA Reconciliation to Profit/Loss - 2Q20
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	49,562	33,488	33,555	341	116,946	68,262	—	—	185,208
Cost of goods sold and services rendered	(46,456)	(26,158)	(28,284)	(253)	(101,151)	(50,791)	—	—	(151,942)
Initial recog. and changes in FV of BA and agricultural produce	12,373	4,736	2,890	(227)	19,772	12,799	—	—	32,571
Gain from changes in NRV of agricultural produce after harvest	5,651	—	4	—	5,655	—	—	—	5,655
Margin on Manufacturing and Agricultural Act. Before Opex	21,130	12,066	8,165	(139)	41,222	30,270	—	—	71,492
General and administrative expenses	(1,644)	(1,610)	(893)	(30)	(4,177)	(3,198)	—	(4,428)	(11,803)
Selling expenses	(4,454)	(4,199)	(3,472)	(32)	(12,157)	(9,134)	—	(15)	(21,306)
Other operating income, net	567	233	(376)	1,236	1,660	(3,017)	2,084	15	742
Profit from Operations Before Financing and Taxation	15,599	6,490	3,424	1,035	26,548	14,921	2,084	(4,428)	39,125
Net gain from Fair value adjustment of Investment property	—	—	—	(1,235)	(1,235)	—	—	—	(1,235)
Adjusted EBIT	15,599	6,490	3,424	(200)	25,313	14,921	2,084	(4,428)	37,890
(-) Depreciation and Amortization	1,384	1,767	1,584	35	4,770	30,476	—	101	35,347
Reverse of revaluation surplus derived from the disposals of assets	—	—	—	—	—	—	8,008	—	8,008
Adjusted EBITDA	16,983	8,257	5,008	(165)	30,083	45,397	10,092	(4,327)	81,245
Reconciliation to Profit/(Loss)
Adjusted EBITDA									81,245
(+) Depreciation and Amortization									(35,347)
(+) Financial result, net									(47,250)
(+) Revaluation Result - Investment Property									1,235
(+) Income Tax (Charge)/Benefit									(2,811)
(-) Reverse of revaluation surplus derived from the disposals of assets									(8,008)
(+) Translation Effect (IAS 21)									(1,108)
Profit/(Loss) for the Period									(12,044)

Adjusted EBITDA & Adjusted EBITDA Reconciliation to Profit/Loss - 2Q19
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	38,829	29,725	21,646	357	90,557	129,417	—	—	219,974
Cost of goods sold and services rendered	(38,432)	(22,164)	(18,571)	(223)	(79,390)	(83,319)	—	—	(162,709)
Initial recog. and changes in FV of BA and agricultural produce	12,412	898	2,793	(364)	15,739	8,433	—	—	24,172
Gain from changes in NRV of agricultural produce after harvest	(4,135)	—	—	—	(4,135)	—	—	—	(4,135)
Margin on Manufacturing and Agricultural Act. Before Opex	8,674	8,459	5,868	(230)	22,771	54,531	—	—	77,302
General and administrative expenses	(1,082)	(1,608)	(965)	(44)	(3,699)	(6,321)	—	(4,729)	(14,749)
Selling expenses	(2,263)	(5,727)	(1,505)	(23)	(9,518)	(16,586)	—	(163)	(26,267)
Other operating income, net	(3,550)	121	138	(4,774)	(8,065)	1,961	—	(189)	(6,293)
Profit from Operations Before Financing and Taxation	1,779	1,245	3,536	(5,071)	1,489	33,585	—	(5,081)	29,993
Net gain from Fair value adjustment of Investment property	—	—	—	4,773	4,773	—	—	—	4,773
Adjusted EBIT	1,779	1,245	3,536	(298)	6,262	33,585	—	(5,081)	34,766
(-) Depreciation and Amortization	1,190	1,838	1,130	48	4,206	48,016	—	—	52,222
Reverse of revaluation surplus derived from the disposals of assets	—	—	—	—		—	—	—	—
Adjusted EBITDA	2,969	3,083	4,666	(250)	10,468	81,601	—	(5,081)	86,988
Reconciliation to Profit/(Loss)
Adjusted EBITDA									86,988
(+) Depreciation and Amortization									(52,222)
(+) Financial result, net									6,031
(+) Revaluation Result - Investment Property									(4,773)
(+) Income Tax (Charge)/Benefit									(15,472)
(-) Reverse of revaluation surplus derived from the disposals of assets									—
(+) Translation Effect (IAS 21)									2,710
Profit/(Loss) for the Period									23,262

Adjusted EBITDA & Adjusted EBITDA Reconciliation to Profit/Loss - 6M20
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	85,542	57,886	65,144	588	209,160	133,112	—	—	342,272
Cost of goods sold and services rendered	(80,091)	(44,902)	(57,109)	(377)	(182,479)	(91,304)	—	—	(273,783)
Initial recog. and changes in FV of BA and agricultural produce	24,376	17,730	6,775	(320)	48,561	8,133	—	—	56,694
Gain from changes in NRV of agricultural produce after harvest	5,232	—	(1)	—	5,231	—	—	—	5,231
Margin on Manufacturing and Agricultural Act. Before Opex	35,059	30,714	14,809	(109)	80,473	49,941	—	—	130,414
General and administrative expenses	(3,055)	(3,279)	(2,364)	(60)	(8,758)	(7,769)	—	(8,975)	(25,502)
Selling expenses	(9,392)	(8,009)	(7,080)	(56)	(24,537)	(16,535)	—	(129)	(41,201)
Other operating income, net	(1,952)	476	(388)	1,179	(685)	11,419	2,084	22	12,840
Profit from Operations Before Financing and Taxation	20,660	19,902	4,977	954	46,493	37,056	2,084	(9,082)	76,551
Net gain from Fair value adjustment of Investment property	—	—	—	(1,185)	(1,185)	—	—	—	(1,185)
Adjusted EBIT	20,660	19,902	4,977	(231)	45,308	37,056	2,084	(9,082)	75,366
(-) Depreciation and Amortization	2,641	3,532	3,210	72	9,455	49,258	—	225	58,938
Reverse of revaluation surplus derived from the disposals of assets	—	—	—	—		—	8,008	—	8,008
Adjusted EBITDA	23,301	23,434	8,187	(159)	54,763	86,314	10,092	(8,857)	142,312
Reconciliation to Profit/(Loss)
Adjusted EBITDA									142,312
(+) Depreciation and Amortization									(58,938)
(+) Financial result, net									(161,343)
(+) Revaluation Result - Investment Property									1,185
(+) Income Tax (Charge)/Benefit									19,795
(-) Reverse of revaluation surplus derived from the disposals of assets									(8,008)
(+) Translation Effect (IAS 21)									(1,508)
Profit/(Loss) for the Period									(66,505)

Adjusted EBITDA & Adjusted EBITDA Reconciliation to Profit/Loss - 6M19
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	72,946	59,136	29,756	782	162,620	219,452	—	—	382,072
Cost of goods sold and services rendered	(73,543)	(44,674)	(26,426)	(526)	(145,169)	(143,425)	—	—	(288,594)
Initial recog. and changes in FV of BA and agricultural produce	22,312	14,742	5,535	(142)	42,447	6,242	—	—	48,689
Gain from changes in NRV of agricultural produce after harvest	(2,708)	—	—	—	(2,708)	—	—	—	(2,708)
Margin on Manufacturing and Agricultural Act. Before Opex	19,007	29,204	8,865	114	57,190	82,269	—	—	139,459
General and administrative expenses	(2,451)	(3,415)	(1,883)	(85)	(7,834)	(11,452)	—	(9,304)	(28,590)
Selling expenses	(3,851)	(12,557)	(1,988)	(72)	(18,468)	(28,365)	—	(242)	(47,075)
Other operating income, net	(6,413)	266	282	(3,444)	(9,309)	(353)	1,354	(373)	(8,681)
Profit from Operations Before Financing and Taxation	6,292	13,498	5,276	(3,487)	21,579	42,099	1,354	(9,919)	55,113
Net gain from Fair value adjustment of Investment property	—	—	—	3,437	3,437	—	—	—	3,437
Adjusted EBIT	6,292	13,498	5,276	(50)	25,016	42,099	1,354	(9,919)	58,550
(-) Depreciation and Amortization	2,143	3,614	2,167	94	8,018	70,699	—	—	78,717
Reverse of revaluation surplus derived from the disposals of assets	—	—	—	—	—	—	8,022	—	8,022
Adjusted EBITDA	8,435	17,112	7,443	44	33,034	112,798	9,376	(9,919)	145,289
Reconciliation to Profit/(Loss)
Adjusted EBITDA									145,289
(+) Depreciation and Amortization									(78,717)
(+) Financial result, net									(17,624)
(+) Revaluation Result - Investment Property									(3,437)
(+) Income Tax (Charge)/Benefit									(18,189)
(-) Reverse of revaluation surplus derived from the disposals of assets									(8,022)
(+) Translation Effect (IAS 21)									1,727
Profit/(Loss) for the Period									21,027

Statement of Income
$ thousands	2Q20	2Q19	Chg %	6M20	6M19	Chg %

Sales of goods and services rendered	181,853	227,786	(20.2)%	337,983	387,601	(12.8)%
Cost of goods sold and services rendered	(149,162)	(169,257)	(11.9)%	(270,243)	(293,195)	(7.8)%
Initial recognition and changes in fair value of biological assets and agricultural produce	31,199	28,300	10.2%	54,780	51,468	6.4%
Changes in net realizable value of agricultural produce after harvest	5,581	(3,958)	(241.0)%	5,173	(2,602)	(298.8)%
Margin on manufacturing and agricultural activities before operating expenses	69,471	82,871	(16.2)%	127,693	143,272	(10.9)%
General and administrative expenses	(11,331)	(16,155)	(29.9)%	(24,871)	(29,616)	(16.0)%
Selling expenses	(20,756)	(27,761)	(25.2)%	(40,481)	(48,133)	(15.9)%
Other operating income, net	613	(6,251)	(109.8)%	12,703	(8,682)	(246.3)%
Profit from operations before financing and taxation	37,997	32,704	16.2%	75,044	56,841	32.0%
Finance income	1,132	1,832	(38.2)%	6,223	4,765	30.6%
Finance costs	(59,593)	(20,032)	197.5%	(193,243)	(64,406)	200.0%
Other financial results - Net gain of inflation effects on the monetary items	11,211	24,230	(53.7)%	25,676	42,016	(38.9)%
Financial results, net	(47,250)	6,030	(883.6)%	(161,344)	(17,625)	815.4%
(Loss)/Profit before income tax	(9,253)	38,734	(123.9)%	(86,300)	39,216	(320.1)%
Income tax benefit/(expense)	(2,811)	(15,472)	(81.8)%	19,795	(18,189)	(208.8)%
(Loss)/Profit for the period	(12,064)	23,262	(151.9)%	(66,505)	21,027	(416.3)%

Condensed Consolidated Statement of Cash Flow

Statement of Cashflows
$ thousands	2Q20	2Q19	Chg %	6M20	6M19	Chg %

Cash flows from operating activities:
(Loss) / Profit for the year	(12,064)	23,262	(151.9)%	(66,505)	21,027	(416.3)%
Adjustments for:
Income tax expense	2,811	15,472	(81.8)%	(19,795)	18,189	(208.8)%
Depreciation	34,854	52,532	(33.7)%	58,068	78,510	(26.0)%
Amortization	226	370	(38.9)%	512	698	(26.6)%
Depreciation of right of use assets	9,362	11,571	(19.1)%	20,511	21,982	n . a
Gain from the disposal of other property items	(684)	84	(914.3)%	(1,636)	(278)	488.5%
Gain from the sale of farmland and other assets	(2,057)	—	n . a	(2,057)	(1,472)	39.7%
Acquisition of subsidiaries	—	—	n . a	—	(149)	n . a
Net loss / (gain) from the Fair value adjustment of Investment properties	(1,224)	4,762	(100.0)%	(1,175)	3,482	(100.0)%
Equity settled share-based compensation granted	413	245	68.6%	1,579	1,623	(2.7)%
Loss / (gain) from derivative financial instruments	4,600	(668)	(788.6)%	(3,597)	2,379	(251.2)%
Interest and other financial expense, net	21,518	17,772	21.1%	34,132	30,893	10.5%
Initial recognition and changes in fair value of non harvested biological assets (unrealized)	(11,122)	(3,159)	252.1%	(28,278)	(28,854)	(2.0)%
Changes in net realizable value of agricultural produce after harvest (unrealized)	(521)	4,065	(112.8)%	(1,060)	4,580	(123.1)%
Provision and allowances	94	2,252	n . a	826	2,252	(63.3)%
Net gain of inflation effects on the monetary items	(11,211)	(24,230)	(53.7)%	(25,676)	(42,016)	(38.9)%
Foreign exchange losses, net	34,743	(7,299)	(576.0)%	136,359	12,897	957.3%
Cash flow hedge – transfer from equity	(64)	4,380	(101.5)%	11,108	11,981	(7.3)%
Subtotal	69,674	101,411	(31.3)%	113,316	137,724	(17.7)%

Changes in operating assets and liabilities:
(Increase) in trade and other receivables	(9,589)	(8,596)	11.6%	(21,707)	(16,585)	30.9%
(Increase) in inventories	(43,963)	(66,875)	(34.3)%	(64,718)	(69,427)	(6.8)%
Decrease / (Increase) in biological assets	27,814	27,353	1.7%	56,007	45,880	22.1%
(Increase) / Decrease in other assets	6	(159)	(103.8)%	11	(156)	(107.1)%
Decrease / (Increase) in derivative financial instruments	(6,431)	7,335	(187.7)%	5,744	5,389	6.6%
Increase in trade and other payables	(14,521)	(11,869)	22.3%	(17,983)	(22,744)	(20.9)%
Increase in payroll and social security liabilities	(3,291)	(1,202)	174%	(1,693)	9	(18,911)%
(Decrease) / Increase in provisions for other liabilities	85	63	34.9%	606	(111)	(645.9)%
Net cash generated from operating activities before taxes paid	19,784	47,461	(58.3)%	69,583	79,979	(13.0)%
Income tax paid	(750)	(1,127)	(33.5)%	(1,070)	(1,251)	(14.5)%
Net cash generated from operating activities	19,034	46,334	(58.9)%	68,513	78,728	(13.0)%

Condensed Consolidated Statement of Cash Flow
Statement of Cashflows
$ thousands	2Q20	2Q19	Chg %	6M20	6M19	Chg %

Cash flows from investing activities:
Acquisition of subsidiary, net of cash acquired	—	66	(100.0)%	—	750	n . a
Purchases of property, plant and equipment	(34,552)	(56,459)	(38.8)%	(101,347)	(175,616)	(42.3)%
Purchase of cattle and non current biological assets	(1,013)	(2,478)	(59.1)%	(2,557)	(3,941)	(35.1)%
Purchases of intangible assets	(216)	(1,415)	(84.7)%	(678)	(8,060)	(91.6)%
Interest received	1,029	1,452	(29.1)%	5,764	3,581	61.0%
Proceeds from sale of property, plant and equipment	870	1,103	(21.1)%	1,710	1,435	19.2%
Proceeds from sale of farmlands	15,981	—	n . a	15,981	5,833	n . a
Proceeds from the sale of farmland and other assets	(17,901)	(57,731)	(69.0)%	(81,127)	(176,018)	(53.9)%

Cash flows from financing activities:
Proceeds from long-term borrowings	5,517	2,125	159.6%	10,101	10,141	(0.4)%
Payments of long-term borrowings	(5,982)	(25,382)	(76.4)%	(16,236)	(57,449)	(71.7)%
Proceeds from short-term borrowings	77,612	72,397	7.2%	148,866	148,511	0.2%
Payments of short-term borrowings	(42,097)	(30,410)	38.4%	(86,528)	(67,939)	27.4%
Interest paid	(9,272)	(9,287)	(0.2)%	(29,401)	(31,927)	(7.9)%
Payment of derivatives financial instruments	(31)	153	(120.3)%	(52)	710	(107.3)%
Lease Payments	(16,066)	(17,731)	(9.4)%	(25,045)	(32,051)	n . a
Purchase of own shares	—	—	n . a	—	—	n . a
Dividends paid to non-controlling interest	—	(603)	n . a	—	(603)	(100.0)%
Net cash (used) / generated from financing activities	9,681	(8,738)	(210.8)%	1,705	(30,607)	(105.6)%
Net increase / (decrease) in cash and cash equivalents	10,814	(20,135)	(153.7)%	(12,332)	(127,897)	(90.4)%
Cash and cash equivalents at beginning of period	235,425	156,889	50.1%	290,276	273,635	6.1%
Effect of exchange rate changes and inflation on cash and cash equivalents	(9,980)	1,236	(907.4)%	(41,685)	(7,748)	438.0%
Cash and cash equivalents at end of year	236,259	137,990	71.2%	236,259	137,990	71.2%

(a) Includes 6,328 and 9,074 of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for March 31, 2020 and 2019, respectively.
(b) Includes 667 and 2,608 of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for March 31, 2020 and 2019, respectively.
(c) Includes (2,759) and (1,621) of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for March 31, 2020 and 2019, respectively.
(d) Includes (4,236) and (10,062) of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for March 31, 2020 and 2019, respectively.

Other non-cash investing and financing for the transactions disclosed in other notes are the seller financing of Subsidiaries in Note 27 of our Interim Financial Statements as of March 31, 2020.

Condensed Consolidated Statement of Financial Position

Statement of Financial Position
$ thousands	June 30, 2020	December 31, 2019	Chg %

ASSETS
Non-Current Assets
Property, plant and equipment, net	1,357,345	1,493,220	(9.1)%
Right of use assets	200,543	238,053	(15.8)%
Investment property	34,295	34,295	—%
Intangible assets, net	30,588	33,679	(9.2)%
Biological assets	12,976	13,303	(2.5)%
Deferred income tax assets	42,280	13,664	209.4%
Trade and other receivables, net	36,601	44,993	(18.7)%
Other assets	797	1,034	(22.9)%
Total Non-Current Assets	1,715,425	1,872,241	(8.4)%
Current Assets
Biological assets	73,448	117,133	(37.3)%
Inventories	164,968	112,790	46.3%
Trade and other receivables, net	121,695	127,338	(4.4)%
Derivative financial instruments	409	1,435	(71.5)%
Other assets	68	94	(27.7)%
Cash and cash equivalents	236,259	290,276	(18.6)%
Total Current Assets	596,847	649,066	(8.0)%
TOTAL ASSETS	2,312,272	2,521,307	(8.3)%

SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	183,573	183,573	—%
Share premium	904,926	901,739	0.4%
Cumulative translation adjustment	(773,604)	(680,315)	13.7%
Equity-settled compensation	13,151	15,354	(14.3)%
Cash flow hedge	(92,795)	(76,303)	21.6%
Other reserves	72,895	66,047	10.4%
Treasury shares	(6,829)	(7,946)	(14.1)%
Revaluation surplus	342,449	337,877	1.4%
Reserve from the sale of non-controlling interests in subsidiaries	41,574	41,574	—%
Retained earnings	137,983	206,669	(33.2)%
Equity attributable to equity holders of the parent	823,323	988,269	(16.7)%
Non-controlling interest	41,171	40,614	1.4%
TOTAL SHAREHOLDERS EQUITY	864,494	1,028,883	(16.0)%

LIABILITIES
Non-Current Liabilities
Trade and other payables	3,647	3,599	1.3%
Borrowings	724,464	780,202	(7.1)%
Lease liabilities	145,953	174,570	(16.4)%
Deferred income tax liabilities	177,476	165,508	7.2%
Payroll and social liabilities	888	1,209	(26.6)%
Provisions for other liabilities	2,666	2,936	(9.2)%
Total Non-Current Liabilities	1,055,094	1,128,024	(6.5)%
Current Liabilities
Trade and other payables	83,763	106,887	(21.6)%
Current income tax liabilities	1,056	754	40.1%
Payroll and social liabilities	17,891	25,208	(29.0)%
Borrowings	253,421	188,078	34.7%
Lease liabilities	33,959	41,814	(18.8)%
Derivative financial instruments	2,224	1,423	56.3%
Provisions for other liabilities	370	236	56.8%
Total Current Liabilities	392,684	364,400	7.8%
TOTAL LIABILITIES	1,447,778	1,492,424	(3.0)%
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES	2,312,272	2,521,307	(8.3)%